Correspondence

OpGen, Inc.
708 Quince Orchard Road, Suite 205
Gaithersburg, MD 20878

January 31, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attention:  John Reynolds

Re:	OpGen, Inc. Registration Statement on Form S-3 File Number 333-222140

Ladies and Gentlemen:

On behalf of OpGen, Inc., (the "Company"), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 5:15 p.m. on February 1, 2018, or as soon thereafter as is practicable.
Please direct any questions regarding the foregoing to the undersigned at (301) 869-9683 or to Mary J. Mullany at (215) 864-8631.
Sincerely,

/s/ Timothy C. Dec
Timothy C. Dec
Chief Financial Officer
 OpGen, Inc.

cc:	Mary J. Mullany, Esq. Ronald E. Alper, SEC Merav Gershtenman, H.C. Wainwright